Exhibit 99.1

Endava Provides Update on Audit Committee Investigation

Company to Restate Previously Reported Fiscal 2026 Financial Results; Expects Revenue Impact for the Year to Be Approximately 2% – 4% of the Company’s Prior Fiscal 2025 Revenue

Does Not Expect to Restate Any Prior Fiscal Years or Any Periods Within Those Years

Board and Management Are Committed to Enhancing Financial Controls and Governance

CEO Retiring and Company Implementing Additional Organizational Changes

Company Remains Focused on Disciplined Execution, Delivering for Clients, and Advancing its AI-Native Strategy

LONDON, October 28, 2026 — Endava plc (NYSE: DAVA) (“Endava” or the “Company”) today announced preliminary findings of the previously announced internal investigation into the accounting treatment of certain customer and supplier agreements. The Company also announced the potential impact of the findings on its previously reported financial results for fiscal 2026, including the restatement of these results, potential remedial actions and leadership changes. Additionally, the Company provided an update on the anticipated timing of reporting its financial results.

Update on Audit Committee Investigation

As previously announced on September 21, 2026, independent outside counsel for the Audit Committee of the Company’s Board of Directors has been conducting an investigation in response to the Company’s outside auditors raising concerns about the Company’s accounting treatment of certain customer and supplier agreements. The investigation is nearing conclusion, and the Audit Committee has largely completed its review of the findings to date. Based on that review, the Audit Committee has determined that accounting for certain agreements was incorrect and remedial actions are required.

The investigation determined that certain agreements entered into by the Company in fiscal 2026 with counterparties that were both customers and suppliers either lacked economic substance or were negotiated and priced as a single arrangement. Based on the investigation’s findings, management determined that the revenue recognition and balance sheet entries for the associated transactions were not in compliance with relevant accounting standards. For certain transactions, the accounting entries are being reversed, and for others, the revenue is being restated to reflect the consideration properly attributable to the services delivered. The counterparties represent approximately 1.5% of all customers as of March 31, 2026. In addition, as part of evaluating the investigation’s initial findings, management has identified separate accounting errors relating to revenue recognition.

As a result, the Company will be restating its previously reported fiscal 2026 financial results. Endava’s preliminary estimate is that adjustments to its fiscal 2026 revenue will be equivalent to approximately 2% – 4% of the Company’s prior fiscal 2025 revenue. The restatement will also include non-cash adjustments affecting certain balance sheet accounts, including those related to the revenue adjustments as well as goodwill and intangible assets, resulting in a reduction in adjusted profit before taxes. Endava does not expect any adjustments to its fiscal 2025 results and does not expect a restatement of prior fiscal years or previous periods relating to those prior fiscal years.

The Company is also in the process of assessing the impact of this restatement on prior financial covenant compliance under its revolving credit facility. Management is currently in discussions with its lenders as it evaluates these matters. The Company preliminarily estimates that it had cash and cash equivalents of approximately £55 million as of September 30, 2026.

In connection with these findings, the Audit Committee has determined that the Company’s financial results for the three months ended September 30, 2025, the three and six months ended December 31, 2025, and the three and nine months ended March 31, 2026 (collectively, the “Affected Periods”) should no longer be relied upon, including any press releases, shareholder communications, investor presentations, and/or other communications that include or describe the financial results for the Affected Periods. This determination has been discussed with the Company’s independent registered public accounting firm, although the firm’s audit procedures in relation to the investigation, the fiscal 2026 audit, and the restatement of the Affected Periods remain ongoing.

Material Weaknesses and Planned Remedial Actions

Management is in the process of evaluating the impact of the restatement of its previously reported financial results for the Affected Periods, as well as the Company’s disclosure controls and procedures and internal control over financial reporting. Based on the findings of the Audit Committee investigation to date, management has identified deficiencies in its internal control environment, including, but not limited to, tone at the top, and expects to report one or more material weaknesses in internal control over financial reporting.

The Board and management team are committed to taking appropriate remedial actions to address the matters identified through the investigation. These remedial measures are expected to include actions to reinforce an appropriate tone at the top and a culture of accountability and compliance with the Company’s accounting, finance, legal and internal control policies; enhancements to the Company’s control environment, including changes to accounting and reporting procedures; the hiring of additional qualified finance personnel; and the adoption of enhanced governance and training for relevant personnel, as well as other actions recommended by the Audit Committee and the Company’s external advisors. In addition, the Company has implemented and is in the process of implementing certain organizational changes as part of its response to the investigation.

The Company is developing a plan of remediation, the details of which will be included in its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “2026 Annual Report”).

Organizational Changes

Mark Thurston, the Company’s Chief Financial Officer and a member of the Board, has resigned from both roles, effective October 25, 2026. Conor McShane of AlixPartners, LLP, a leading global business advisory firm, continues to serve as Interim Chief Financial Officer while the Company conducts a search for a successor.

John Cotterell, the Company’s Chief Executive Officer and Founder, notified the Board of his decision to retire from his role as Chief Executive Officer, effective October 19, 2027, in accordance with his contractual 12-month notice requirement. The Board, however, has determined that new leadership is critical to moving the Company forward in light of the findings of the investigation. As a result, Rob Machin, the Company’s Chief People and Locations Officer, will be appointed as Interim Chief Executive Officer and as an Executive Director of the Board, effective November 2, 2026. Mr. Machin brings to the roles more than three decades of IT industry experience, including more than 15 years at Endava, where he previously served as the Company’s Chief Operating Officer.

Mr. Cotterell will continue to support the Company as Founder and Strategic Advisor, and remain on the Board. In this non-executive role as Strategic Advisor, his priority will be to provide continuity for Endava’s clients and maintain the relationships he has built over the past 25 years. Mr. Cotterell will also work closely with Mr. Machin to ensure a smooth transition of CEO responsibilities.

Additionally, Rohit Bhoothalingam, the Company’s General Counsel and Company Secretary, has resigned from both roles, effective October 26, 2026.

“The Board is committed to acting in the best interests of the Company and its shareholders as we work to complete the investigation and release our audited results, ensure the accuracy of our financial reporting and take appropriate remedial actions based on the final findings,” said Trevor Smith, Chairman of the Board, and David Pattillo, Chair of the Audit Committee. “At the same time, Endava has a strong foundation built on deep industry expertise, longstanding client relationships and talented people around the world. We are confident that Rob brings the experience, leadership and perspective needed to guide Endava through this period and support the Company’s strategic priorities. Our management team remains focused on disciplined execution, delivering for our clients and advancing our AI-native strategy.”

Update on Timing of Financial Reporting

In light of the investigation, restatement of the Affected Periods, leadership changes, and ongoing external audit procedures, the Company does not expect to file its 2026 Annual Report by the November 2, 2026 filing deadline. The Company intends to file a Notification of Late Filing, as provided in Rule 12b-25 under the Securities Exchange Act of 1934, as amended, with the SEC. The Company is working to file its 2026 Annual Report and will announce the timing of its fiscal fourth quarter and full year 2026 earnings release and conference call as soon as reasonably practical. It will also communicate the reporting timeline for its fiscal first quarter 2027 financial results after the filing of its 2026 Annual Report.

Non-Reliance; Preliminary Estimates and Financial Information

Due to the findings of the Audit Committee investigation to date and the ongoing restatement of the Affected Periods, the Company’s previously issued financial guidance for its fiscal fourth quarter and full year 2026 should no longer be relied upon.

The preliminary estimates and financial information presented in this press release are unaudited, reflect the Company’s preliminary view based on information currently available, and are subject to completion of the restatement process and the Company’s fiscal 2026 audit; accordingly, actual results may differ materially from these estimates, and such differences could be material.

About Endava

Endava is a leading provider of next-generation technology services dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. Endava embeds AI across the design and delivery of technology transformation, combining it with deep industry expertise to deliver measurable client outcomes with greater speed and precision. Central to Endava’s model is Dava.Flow™, its AI-native engagement lifecycle with governance, traceability and transparency built into the delivery process.

Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. The Company’s team of more than 10,000 Endavans helps clients break new ground from locations in Europe, the Americas, Asia Pacific and the Middle East.

Other Information

The Company’s consolidated financial statements for the year ended June 30, 2026 are not yet available. Accordingly, any financial information referred to above should be considered preliminary and subject to the completion of the Company’s financial closing procedures and any adjustments that may result from the completion of the audit and finalization of the consolidated financial statements. The information provided in this release may change as the consolidated financial statements are finalized and those changes may be material.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding the results of the investigation; the estimated impact of the findings on the Company’s previously reported financial results and metrics; the impact of the restatement on the Company’s compliance with its revolving credit facility; the Company’s disclosure controls and procedures and internal control over financial reporting; the expected plan of remediation; the availability and announcement of the Company’s future financial results and SEC filings; the filing of a Form 12b-25, Notification of Late Filing; and the Company’s prospects and performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals, including as a result of a slower conversion of its pipeline; Endava’s expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava’s ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava’s addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava’s plans for growth and future operations, including its ability to manage its growth; Endava’s ability to comply with the terms of its outstanding indebtedness; Endava’s ability to effectively manage its international operations, including Endava’s exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on September 4, 2025, and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.